Exhibit 99.1

FOR IMMEDIATE RELEASE

Global Payments to Acquire Heartland Payment Systems for $4.3 Billion,

Combining Leading Payments Technology Companies

•	Combines two of the fastest organic revenue growth businesses in the payments industry

•	Creates the leading global provider of integrated payments technology solutions

•	Accelerates revenue growth, operating margin expansion and cash earnings per share growth

ATLANTA, GA and PRINCETON, NJ, December 15, 2015 – Global Payments Inc. (NYSE: GPN), a leading worldwide provider of payment technology services, announced today that it has entered into a definitive agreement to acquire Heartland Payment Systems, Inc. (NYSE: HPY), one of the nation’s largest payment companies.

The transaction significantly expands Global Payments’ U.S. direct small and medium-sized enterprise distribution, merchant base and vertical reach. Heartland’s strengths in direct sales and technology-led distribution are highly complementary to Global Payments’ expertise in 60 vertical markets with 2,000 technology partners. The combination will leverage Global Payments’ scalable, worldwide infrastructure, and drive substantial technological and operational synergies.

Global Payments expects to accelerate revenue growth by combining Heartland’s deep expertise in technology solutions with its OpenEdge partner integration, network and marketing capabilities to create a distinctive set of solutions and distribution. In addition, Global Payments plans to leverage Heartland’s product and sales capabilities globally through direct distribution in the 29 countries in which Global Payments currently does business. Opportunities to cross-sell Heartland’s point of sale, payroll, loyalty and gift solutions into Global Payments’ core U.S. and international markets will be augmented by deeper penetration into key Heartland vertical markets including restaurant and education.

The combined company will provide market-leading payments solutions to nearly 2.5 million merchants globally. On a combined basis, the businesses expect to generate in excess of $3.0 billion of adjusted net revenue and $1.0 billion of EBITDA annually. As a result of the transaction, Global Payments anticipates raising its cycle guidance to high single-digit organic adjusted net revenue growth, up to 75 basis points of cash margin expansion annually and mid-teens cash earnings per share growth.

“This partnership with Heartland marks a major milestone for our company, significantly enhancing our direct presence in our largest market and transforming Global Payments into the leading provider of integrated payments technology solutions in the world,” said Jeffrey S. Sloan, Chief Executive Officer of Global Payments. “The combination of strong businesses and cultures in high growth markets will generate exceptional opportunities for our employees, customers, partners and shareholders worldwide.”

“The combination of Global Payments and Heartland will be transformative for the worldwide payments industry,” said Robert O. Carr, Chairman and CEO of Heartland. “Under Jeff’s leadership, I believe the combination of our companies will become the most valuable payments company on the planet. Heartland is excited to team with a truly international company. In the U.S., Heartland will continue to operate under its brand and under its business model of fair dealing—with the Merchant Bill of Rights and the Sales Professional Bill of Rights guiding the way to future growth and innovation.”

Transaction Details

Global Payments will acquire Heartland in a cash-and-stock transaction for $100.00 per share, representing a transaction value of approximately $4.3 billion. Consideration for the transaction will consist of 0.6687 shares of Global Payments stock and $53.28 for each share of Heartland stock at closing, subject to the terms of the merger agreement. Existing Global Payments’ shareholders will own approximately 84 percent of the combined entity. Global Payments intends to fund the cash consideration with fully-committed debt financing. The merger agreement has been unanimously approved by each company’s Board of Directors.

Global Payments believes the transaction will be mid-single digit accretive on a percentage basis to cash earnings per share in fiscal 2017 and double-digit accretive thereafter. Global Payments expects to realize at least $50 million in synergies in fiscal 2017 and approximately $125 million of annual run-rate synergies thereafter.

The parties expect the merger to close in Global Payments’ fiscal 2016 fourth quarter, subject to regulatory approval and customary closing conditions, as well as approval by Heartland’s shareholders.

Global Payments’ Second Quarter Fiscal 2016 Summary and Updated Outlook

•	Adjusted net revenue grew 5% to $518 million, compared to $494 million in the second quarter of fiscal 2015, or 12% on a constant currency basis.

•	Cash earnings per share grew 15% to $0.76, compared to $0.66 in the second quarter of fiscal 2015, or 29% on a constant currency basis.

•	Cash operating margins were 29.6%, expanding by 60 bps on a constant currency basis year over year.

•	GAAP revenues grew 4% to $722 million, compared to $697 million in the second quarter of fiscal 2015, and GAAP earnings per share were $0.60, compared to $0.55 in the prior year.

Cameron M. Bready, Executive Vice President and Chief Financial Officer of Global Payments, stated, “We are delighted to report strong results for the quarter, particularly in light of continued currency translation headwinds across a number of our markets. Based on these results and our outlook for the remainder of fiscal 2016, we continue to expect adjusted net revenue to range from $2.06 billion to $2.10 billion, or growth of 6% to 8% and 10% to 12% on a constant currency basis over fiscal 2015. We are again raising our expectations for margin expansion and cash earnings per share and now expect annual fiscal 2016 cash operating margin to increase by as much as 60 basis points on a constant currency basis and earnings per share on a cash basis to range from $2.90 to $3.00, reflecting growth of 15% to 19% over fiscal 2015.”

Webcast

Global Payments’ management, together with Mr. Carr, will host a live audio webcast today, December 15, 2015 at 5:00 p.m. ET to discuss the transaction. To access the webcast, go to the investor relations page of the company’s website at www.globalpaymentsinc.com; or callers in North America may dial 877-674-6428 and callers outside North America may dial 970-315-0457. Following the filing of the transcript of today’s call with the SEC, a webcast replay will be available on Global Payments’ investor relations website.

About Global Payments

Global Payments Inc. (NYSE: GPN) is a leading worldwide provider of payment technology services that delivers innovative solutions driven by customer needs globally. Our technologies, partnerships and employee expertise enable us to provide a broad range of products and services that allow our customers to accept all payment types across a variety of distribution channels in many markets around the world.

Headquartered in Atlanta, Georgia with approximately 4,500 employees worldwide, Global Payments is a Fortune 1000 Company with merchants and partners in 29 countries throughout North America, Europe, the Asia-Pacific region and Brazil. For more information about Global Payments, our Service. Driven. Commerce brand and our technologies, please visit www.globalpaymentsinc.com.

About Heartland

Heartland Payment Systems, Inc. (NYSE: HPY), one of the largest payment processors in the United States, delivers credit/debit/prepaid card processing and security technology through Heartland Secure™ and its comprehensive Heartland breach warranty. Heartland also offers point of sale, mobile commerce, e-commerce, marketing solutions, payroll solutions, and related business solutions and services to more than 300,000 business and educational locations nationwide.

A FORTUNE 1000 company, Heartland is the founding supporter of the Merchant Bill of Rights, a public advocacy initiative that educates merchants about fair credit and debit card processing practices. Heartland also established the Sales Professional Bill of Rights to advocate for the rights of sales professionals everywhere.

Important Additional Information and Where to Find It

In connection with the proposed merger, Global Payments will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Heartland Payment Systems, Inc. that also constitutes a prospectus of Global Payments, as well as other relevant documents concerning the proposed transaction. Heartland will mail the proxy statement/prospectus to its stockholders. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the proxy statement/prospectus, as well as other filings containing information about Global Payments and Heartland, may be obtained at the SEC’s website when filed. (www.sec.gov). You will also be able to obtain these documents, when filed, free of charge, from Global Payments at investors.globalpaymentsinc.com or from Heartland by accessing Heartland’s website at www.heartlandpaymentsystems.com/investor-relations. Copies of the proxy statement/prospectus when filed can also be obtained, free of charge, by directing a request to our Investor Relations department at Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations, by calling (770) 829-8234, or by sending an e-mail to Investor.Relations@globalpay.com or to Heartland’s Investor Relations department at 90 Nassau Street, Second Floor, Princeton, NJ 08542 by calling (609) 683-3831 or by sending an e-mail to Heartland_ir@gregoryfca.com.

Global Payments and Heartland and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Heartland stockholders in respect of the proposed merger. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of Heartland stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Global Payments’ directors and executive officers is contained in Global Payments’ Annual Report on Form 10-K for the fiscal year ended May 31, 2015 and its Proxy Statement on Schedule 14A, dated September 25, 2015, which are filed with the SEC. Information regarding Heartland’s directors and executive officers is contained in Heartland’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, which are filed with the SEC.

Forward-Looking Statements

Investors are cautioned that some of the statements we use in this release contain forward-looking statements and are made pursuant to the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties and depend upon future events or conditions. Actual events or results might differ materially from those expressed or forecasted in these forward-looking statements. Accordingly, we cannot guarantee you that our plans and expectations will be achieved. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Global Payments and Heartland, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Important factors, among others, that could cause actual events or results to differ materially from those anticipated by our forward-looking statements or historical performance include the ability to meet closing conditions to the merger at all or on the expected terms and schedule, including without limitation the approval of Heartland’s stockholders and other regulatory approvals required for the merger; delay in closing the merger or failure to consummate the merger; difficulties and delays in integrating the Heartland business or fully realizing cost savings and other benefits of the merger at all or within the expected time period; business disruption during the pendency of the merger or following the merger making it more difficult to maintain business and operational relationships, including financial institution sponsorship; loss of key personnel, Global Payments’ and Heartland’s ability to accurately predict future market conditions; and changes in laws, regulations or network rules or interpretations thereof impacting Global Payments or Heartland. Additional factors that could cause events or results to differ materially from those anticipated by our forward-looking statements or historical performance can be found in Global Payments’ Annual Report on Form 10-K for the year ended May 31, 2015, Heartland’s Annual Report on Form 10-K for the year ended December 31, 2014 and each company’s subsequent filings with the SEC. Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans and expectations as of any subsequent date. We undertake no obligation to revise any of these statements to reflect future circumstances or the occurrence of unanticipated events.

Global Payments contacts:

Investor contact:	investor.relations@globalpay.com	Media contact:	media.relations@globalpay.com
	Jane Elliott		Amy Corn
	770-829-8234		770-829-8755

Heartland contact:

Gregory FCA

Joe Hassett, 610-228-2110

Heartland_ir@gregoryfca.com

GLOBAL PAYMENTS INC. AND SUBSIDIARIES

NON-GAAP FINANCIAL MEASURES

(In thousands, except per share data)

	Three Months Ended November 30, 2015	Three Months Ended November 30, 2014
Revenues:
GAAP Revenues	$722,350	$697,291
Adjustments[1]	(204,048)	(203,626)

Adjusted Net Revenue	$518,302	$493,665

Operating Income:
GAAP Operating Income	$123,165	$123,984
Adjustments[2]	30,043	23,342

Cash Operating Income	$153,208	$147,326

Earnings Per Share[3]:
GAAP Diluted EPS	$0.60	$0.55
Acquisition-related amortization expense, share-based compensation expense and non-recurring items[4]	0.16	0.11

Cash EPS	$0.76	$0.66

OUTLOOK SUMMARY

(In billions, except per share data)

	Fiscal 2015 Actual	Fiscal 2016 Outlook[5]	% Change
Revenues:
GAAP Revenues	$2.77	$2.87 to $2.95	4% to 6%
Adjustments[1]	(0.82)	(0.83)

Adjusted Net Revenue	$1.95	$2.06 to $2.10	6% to 8%

Earnings Per Share[3]:
GAAP Diluted EPS	$2.06	$2.36 to $2.46	15% to 19%
Acquisition-related amortization expense, share-based compensation expense and non-recurring items[6]	0.46	0.54

Cash EPS	$2.52	$2.90 to $3.00	15% to 19%

[1]	Represents adjustments to revenues for gross-up related payments (included in operating expenses) associated with certain wholesale lines of business to reflect economic benefits to the company and, in the third quarter of fiscal 2015, a revenue adjustment for select UK customer payments related to a vendor outage.
[2]	Reflects acquisition intangible amortization of $21.5 million, share-based compensation expense of $7.0 million and non-recurring items of $1.5 million for the three months ended November 30, 2015. Reflects acquisition intangible amortization of $18.3 million and share-based compensation expense of $5.0 million for the three months ended November 30, 2014.
[3]	Earnings per share data for prior periods have been adjusted to reflect a two-for-one stock split in the form of a stock dividend paid on November 2, 2015.
[4]	For the three months ended November 30, 2015, reflects acquisition intangible amortization of $0.11, share-based compensation expense of $0.03 and non-recurring items of $0.02, each including the related income tax effects. For the three months ended November 30, 2014, reflects acquisition intangible amortization of $0.09 and share-based compensation expense of $0.02, each including the related income tax effects.
[5]	The Fiscal 2016 Outlook does not include the effect of the announced acquisition of Heartland Payment Systems.
[6]	Fiscal 2015 reflects acquisition intangible amortization of $0.34, share-based compensation expense of $0.09 and non-recurring items of $0.03, including a revenue adjustment for select UK customer payments related to a vendor outage and expense adjustments for charges related to employee termination benefits, non-cash losses from the retirement of property and equipment, a transaction-related tax associated with the acquisition of Realex, certain business tax assessments in the U.S. for prior periods, a gain on the sale of our Russia ATM business, reversal of previously recorded interest expense associated with a previously uncertain tax position and the related income tax effects of each.

NON-GAAP FINANCIAL MEASURES

Global Payments supplemented revenues, income and earnings per share information determined in accordance with GAAP by providing income and related earnings per share on a “cash earnings” basis and Adjusted Net Revenue in this earnings release to assist with evaluating performance. In addition to GAAP measures, management uses these non-GAAP measures to focus on the factors we believe are pertinent to the daily management of our operations. Management believes Adjusted Net Revenue more closely reflects the economic benefits to the company’s core business and allows for better comparisons with industry peers. Management uses these non-GAAP metrics, together with other metrics, to set goals for and measure the performance of its business and to determine incentive compensation. Our Adjusted Net Revenue and income and earnings per share reported on a cash earnings basis should be considered in addition to, and not as a substitute for, revenues, income and earnings per share determined in accordance with GAAP. Our measures of Adjusted Net Revenue, income and earnings per share on a cash earnings basis reflect management’s judgment of particular items, and may not be comparable to similarly titled measures reported by other companies.

Adjusted Net Revenue excludes gross-up related payments associated with certain wholesale lines of business to reflect economic benefits to the company. On a GAAP basis, these payments are presented gross in both revenues and operating expenses. Income and the related earnings per share on a cash earnings basis exclude acquisition-related amortization expense, share-based compensation and certain other items specific to each reporting period. The tax rate used in determining the net income impact of cash earnings adjustments is either the jurisdictional statutory rate in effect at the time of the adjustment or the jurisdictional expected annual effective tax rate for the period, depending on the nature and timing of the adjustment.